SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number: 001-06590

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Cox Communications, Inc.

Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cox Communications, Inc.

1400 Lake Hearn Drive

Atlanta, Georgia 30319

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cox Enterprises, Inc. Management Committee

Participants of Cox Communications, Inc.

Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Cox Communications, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 28, 2005

COX COMMUNICATIONS, INC.

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
INVESTMENTS—At fair value	$495,299,436	$411,019,489
EMPLOYEE CONTRIBUTIONS RECEIVABLE	2,173,308	3,452,390
EMPLOYER CONTRIBUTIONS RECEIVABLE	776,586	1,340,678

NET ASSETS AVAILABLE FOR BENEFITS	$498,249,330	$415,812,557

See notes to financial statements.

COX COMMUNICATIONS, INC.

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$415,812,557	$300,523,699

ADDITIONS (DEDUCTIONS):
Employee contributions	55,113,321	45,863,058
Employer contributions	19,021,699	17,196,481
Interest and dividends	10,339,608	5,586,063
Net appreciation in fair value of investments	27,263,394	66,974,765
Distributions to participants	(29,163,812)	(20,310,310)
Transfers from other plans	37,970	98,044
Transfers to other plans	(95,819)	(36,751)
Administrative expenses	(79,588)	(82,492)

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$498,249,330	$415,812,557

See notes to financial statements.

COX COMMUNICATIONS, INC.

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	PLAN DESCRIPTION

The following brief description of the Cox Communications, Inc. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan was adopted by Cox Communications, Inc. (the “Company”) effective February 1, 1995, to provide tax deferred savings and matching employer contributions to eligible employees.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible for participation in the Plan after completing one year of service. A year of service is defined as a plan year in which an employee is credited with at least 1,000 hours of service.

Prior to December 8, 2004, the Company was an indirect, majority-owned subsidiary of Cox Enterprises, Inc. (CEI). In October 2004, CEI and two of its wholly-owned subsidiaries entered into an Agreement and Plan of Merger with the Company. Pursuant to this merger agreement, the Company and one of the CEI subsidiaries commenced a joint tender offer to purchase all of the shares of Cox Communications Class A common stock not beneficially owned by CEI, which included shares held by participants in the Plan’s Cox Communications Class A Common Stock Fund (the “Cox Stock Fund”). If the participant tendered his or her Cox Stock Fund shares, a cash payment determined by the conversion rate of $34.75 per share was credited to the Vanguard Federal Money Market Fund on the date of the follow-on merger, December 8, 2004. If the participant did not tender his or her Cox Stock Fund shares, then the shares were frozen in the participant’s account until January 3, 2005, when the shares were converted at the same rate used at December 8, 2004 and a cash payment was credited to the Vanguard Federal Money Market Fund. All contributions that were designated for the Cox Stock Fund were redirected to the Vanguard Federal Money Market Fund as of December 8, 2004. Once the proceeds were credited to the Vanguard Federal Money Market Fund, participants could contact Vanguard Fiduciary Trust Company (“Vanguard”), the Plan’s trustee, to reallocate to any other investment alternatives offered under the Plan. In connection with the consummation of the joint tender offer and related follow-on merger, the Company was merged with a CEI subsidiary, with the Company as the surviving corporation. Accordingly, at December 31, 2004, the Company was a wholly-owned subsidiary of CEI.

Administration—The Plan is administered by the Cox Enterprises, Inc. Management Committee, which is responsible for overall Plan policy, and by the Administrative Committee, which is responsible for the daily operations of the Plan. The Administrative Committee is authorized to employ agents, as may be required, to carry out the provisions of the Plan. Generally, all administrative expenses, other than those related to participant loans, are charged to and paid directly by the Company. Generally, all administrative expenses related to the participant loan process are charged directly against the participant’s lowest risk investment balance by Vanguard.

Contributions and Vesting—All eligible participants may elect to contribute, through a payroll deduction program, an amount ranging from 1% to 15% (6% for highly compensated employees) of eligible pay up to a maximum of $13,000 in 2004 or $12,000 in 2003. The Company contributes an amount equal to 50% of each participant’s contribution, not to exceed 6% of the participant’s eligible pay. On January 1, 2004, the Plan was amended to allow participants who attained age 50 before the close of a plan year to elect to make catch-up contributions, as determined annually by the Internal Revenue Service. In 2004, the maximum catch-up contribution was $3,000 such that the maximum participant contribution was $16,000 in 2004. The Company does not contribute amounts based on participant catch-up contributions. Participants are immediately vested in both their participant and employer contribution accounts upon participation in the Plan.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined.

Distributions—Participants may withdraw amounts as specified in the Plan document from their participant and employer contribution accounts if the withdrawal is necessary due to hardship. Vanguard has been authorized by the Administrative Committee to review and process hardship withdrawals.

A participant’s contributions and employer matching contributions may be withdrawn upon retirement, termination of employment, certification of disability, or death. The payment of benefits must, in any event, commence or be made on or before the date on which the participant attains age 65 if they terminate or 70 1/2 if they retire from the Company. Distribution options include lump sum payment, installment payments, or rollover into an income retirement account or other qualified plan.

Investment Options—During 2004 and 2003, a participant could direct the investment of his or her account balance, including the employer match, in any of the following Vanguard managed funds: Wellington Fund, Windsor Fund, Morgan Growth Fund, Federal Money Market Fund, Short-Term Corporate Bond Fund, Intermediate-Term Corporate Bond Fund, International Growth Fund, Total Stock Market Index Fund, and Explorer Fund, as well as the Dodge and Cox Income Fund. The Cox Communications Class A Common Stock Fund was a fund option during 2003 and for the period January 1, 2004 through December 8, 2004, at which time the fund was frozen. For further details on the Cox Communications Class A Common Stock Fund, see Note 1. “Plan Description” under the caption titled “General.” Certain former Times Mirror participants may also own interests in the Series A Tribune Company Stock Fund; however, contributions to the Series A Tribune Company Stock Fund are no longer allowed.

Loans—Plan participants are eligible to apply for loans from their participant contribution account. The loan amount may not exceed the lesser of 1) the amount in the participant contribution account of the participant, 2) $50,000, or 3) one-half the value of the account balance. Interest is charged at the prime interest rate as indicated in The Wall Street Journal as of the loan origination date. The interest rates for loans outstanding on December 31, 2004 and December 31, 2003 ranged from 4.0% to 10.5%. Loans are collaterized by the account balance of the participant and are generally payable over periods not longer than five years, except for home loans, which may not exceed 30 years.

2.	ACCOUNTING POLICIES

Basis of Accounting— The accounts of the Plan are maintained on the accrual basis of accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Values for shares in mutual funds are based on the quoted net asset value (redemption value) of the respective fund. Values for company stock funds are based on their share closing prices. Participant loans are valued based upon the remaining unpaid principal balance plus any accrued but unpaid interest thereon, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits—Benefit payments to participants are recorded upon distribution.

Use of Estimates and Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The Plan’s investments, including those representing 5% or more of the Plan’s net assets as of December 31, are as follows:

	2004			2003
	Number of Shares		Fair Value	Number of Shares		Fair Value
Cox Communications Class A
Common Stock Fund	1,084,488	*	$37,685,944	2,494,645	*	$85,940,535
Tribune Company Series A Stock Fund	47,168	*	1,987,670	50,297	*	2,595,344
Vanguard Wellington Fund	2,435,372		73,523,868	1,933,122		55,693,239
Vanguard Windsor Fund	4,995,919		90,276,260	4,270,589		69,439,774
Vanguard Morgan Growth Fund	4,492,223		73,313,072	3,991,174		59,348,758
Vanguard Federal Money Market Fund	63,764,154		63,764,154	26,371,319		26,371,319
Vanguard Short-Term Corporate Bond Fund	1,985,060		21,160,740	1,791,425		19,347,388
Vanguard Intermediate-Term Corporate Bond Fund	1,693,804		17,056,608	1,359,839		13,775,166
Vanguard International Growth Fund	1,533,162		28,915,437	1,139,226		18,375,713
Vanguard Total Stock Market Index Fund	1,916,241		55,130,262	1,598,519		41,545,504
Vanguard Explorer Fund	107,217		7,995,166	10		634
Dodge and Cox Income Fund	271,121		3,481,191	—		—
Loans to participants			21,009,064			18,586,115

			$495,299,436			$411,019,489

*	As the Plan owns 100% of the outstanding shares of the Company stock funds, these amounts represent the number of shares of Company stock owned by the respective funds.

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2004	2003
Company stock funds	$154,303	$15,168,472
Vanguard Wellington Fund	2,923,225	7,794,141
Vanguard Windsor Fund	8,607,992	17,049,143
Vanguard Morgan Growth Fund	6,391,578	13,942,243
Vanguard Short-Term Corporate Bond Fund	(264,211)	13,132
Vanguard Intermediate-Term Corporate Bond Fund	(85,290)	(17,799)
Vanguard International Growth Fund	3,757,310	4,199,093
Vanguard Total Stock Market Index Fund	5,081,630	8,826,312
Vanguard Explorer Fund	705,916	28
Dodge and Cox Income Fund	(9,059)	—

	$27,263,394	$66,974,765

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

If the Plan should be terminated, the trustee would be instructed to continue to maintain separate Plan accounts for each participant to accumulate earnings and profits until distribution of benefits under the provisions of the Plan are allowable.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 29, 2000, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

*  *  *  *  *  *

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4 (i) - SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2004

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*The Vanguard Group	63,764,154 shares, Vanguard Federal Money Market Fund Investor Shares	**	$63,764,154
*The Vanguard Group	1,693,804 shares, Vanguard Intermediate-Term Corporate Bond Fund Investor Shares	**	17,056,608
*The Vanguard Group	1,533,162 shares, Vanguard International Growth Fund Investor Shares	**	28,915,437
*The Vanguard Group	4,492,223 shares, Vanguard Morgan Growth Fund Investor Shares	**	73,313,072
*The Vanguard Group	1,985,060 shares, Vanguard Short-Term Corporate Bond Fund Investor Shares	**	21,160,740
*The Vanguard Group	1,916,241 shares, Vanguard Total Stock Market Index Fund Investor Shares	**	55,130,262
*The Vanguard Group	2,435,372 shares, Vanguard Wellington Fund Investor Shares	**	73,523,868
*The Vanguard Group	4,995,919 shares, Vanguard Windsor Fund Investor Shares	**	90,276,260
*The Vanguard Group	107,217 shares, Vanguard Explorer Fund Investor Shares	**	7,995,166
*Tribune Company	47,168 shares, Tribune Company Series A Common Stock	**	1,987,670
*Cox Communications, Inc.	1,084,488 shares, Cox Communications Class A Common Stock	**	37,685,944
*Dodge and Cox	271,121 shares, Dodge and Cox Income Fund Investor Shares	**	3,481,191
*Loans to participants	Various (interest ranging from 4.0% to 10.5%, maturities ranging from 1 to 360 months)		21,009,064

			$495,299,436

*	Party-in-interest to the Plan.
**	Cost information is not required for participant - directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned duly authorized official.

COX COMMUNICATIONS, INC. SAVINGS AND INVESTMENT PLAN

Date: June 28, 2005	By:	/s/ Andrew A. Merdek
Andrew A. Merdek
Cox Communications, Inc.
Corporate Secretary